
August 28, 2012

Via Email
Mr. Joshua Sisk
President and Director
OICco Acquisition I, Inc.
4412 8th Street SW
Vero Beach, Florida 32968

> **Re:** **OICco Acquisition I, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed July 9, 2012**
> **File No. 001-35415**

Dear Mr. Sisk:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2011

General

1. Please tell us why you have not filed your Forms 10-Q for the periods ended March 31, 2012 and June 30, 2012. Please file these required Exchange Act Forms as soon as practicable.

Financial Statements

Notes to Consolidated Financial Statements, page F-6

2. The footnotes on page F-6 do not appear to be related to the December 31, 2011 and 2010 financial statements included in your Form 10-K. Please amend your filing to provide the correct footnotes for the years ended December 31, 2011 and 2010.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Julie Sherman, Staff Accountant, at (202) 551-3640 or me, at (202) 551-3676 if you have any questions regarding these comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

/s/ Brian Cascio

Brian Cascio
Accounting Branch Chief